

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2020

Adam Stone
Chief Executive Officer
ARYA Sciences Acquisition Corp III
51 Astor Place, 10th Floor
New York, New York 10003

      Re: ARYA Sciences Acquisition Corp III
          Draft Registration Statement on Form S-1
          Submitted April 17, 2020
          CIK 0001808805

Dear Mr. Stone:

We have reviewed your draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 filed April 17, 2020

Description of Securities
Founder Shares, page 112

1.   We note your disclosure on page 112 that holders of your Class B common stock will have the right to elect all of your directors prior to your initial business combination. Please disclose whether the company will be a controlled company as defined under Nasdaq's rules and discuss the the corporate governance exemptions that Nasdaq provides to a controlled company. If applicable, include risk factor disclosure.

Adam Stone
ARYA Sciences Acquisition Corp III
May 14, 2020
Page 2

You may contact Paul Cline at 202-551-3851 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Killoy at 202-551-7576 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction